EXHIBIT 12
PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years
	2009		2008		2007		2006		2005
Earnings:
Income from continuing operations before income taxes and equity in net earnings (loss) of nonconsolidated companies	$275.6		$354.2		$326.3		$243.0		$298.5
Fixed charges	81.9		129.7		121.3		114.0		104.8

Earnings as adjusted	$357.5		$483.9		$447.6		$357.0		$403.3

Fixed Charges:
Interest expense	$70.9		$117.9		$112.4		$105.2		$93.4
Portion of rents representative of interest factor	11.0		11.8		8.9		8.8		11.4

Total fixed charges	$81.9		$129.7		$121.3		$114.0		$104.8

Ratio of Earnings to Fixed Charges	4.4	x	3.7	x	3.7	x	3.1	x	3.8	x